EXHIBIT 99.1

Press Release

DGR Enterprises Agrees to Extend the Time For Onvia.com's Board of Directors to Respond to its Proposal to Acquire Onvia.com for $3.50 Per Share in Cash

Seattle, WA , Thursday, November 21, 2002 -- DGR Enterprises, Inc. ("DGR Enterprises" or "DGR") announced today that it has agreed to extend until 5:00 p.m. (PST) on Friday, December 6, 2002, the time the Board of Directors of Onvia.com, Inc. ("Onvia" or the "Company") (Nasdaq: ONVI) has to respond to DGR's proposal dated November 14, 2002, to purchase all of the outstanding shares of Onvia for $3.50 per share in cash, or approximately $26.8 million. The November 14 proposal was to expire in accordance with its terms at 5:00 p.m.
(PST) on Monday, November 18, 2002. A copy of DGR's extension letter to the members of Onvia's Board is attached.

A spokesman for DGR noted that "in response to Onvia's request, we are agreeing to extend the time Onvia has to respond to our offer in order to give the Board of Directors and Broadview International LLC, its financial advisors, a reasonable period of time to fully evaluate our proposal. However, in light of Broadview's prior engagement by the Company to evaluate all possible strategic alternatives, which ended in July 2002 after an exhaustive review of nearly one year, and their general familiarity with DGR's proposal, we are extending this time only until Friday, December 6, 2002. We believe that in the more than fifteen months since Broadview was first retained the Board of Directors has had ample opportunity to inform itself of the strategic alternatives available to maximize shareholder value and that additional time should not be required to implement the best alternative." The DGR spokesman went on to reiterate "that the $3.50 proposal constitutes DGR's best and final offer."

DGR Enterprises is owned by Glenn Ballman, Robert Ayer and David Bell. Mr. Ballman is the founder and former Chairman and Chief Executive Officer of Onvia.com. Mr. Ayer is a co-founder and former Vice President of Business
Development at Onvia.com. Mr. Bell was an early angel investor in Onvia.com. Messrs. Ballman, Ayer and Bell currently own approximately 8.2% of Onvia.com's outstanding common stock. DGR Enterprises is based in Darien, Connecticut and was formed for the purpose of making this proposal.

The Onvia.com Board of Directors is comprised of the following five individuals:
(i) Michael D. Pickett, Chairman & Chief Executive Officer of Onvia.com; (ii) Nancy J. Schoendorf, General Partner at Mohr, Davidow Ventures; (iii) Kenneth A. Fox, Managing Director at Internet Capital Group, Inc. (Nasdaq: ICGE); (iv) Jeffrey C. Ballowe, Member of the Advisory Board of Internet Capital Group, Inc.; and (v) Steven D. Smith, Managing Director at GE Equity, a subsidiary of General Electric Company (NYSE: GE). There is presently one vacancy on the Board. Each of these venture capital firms is a pre-IPO investor of Onvia and collectively such firms own approximately 48% of the outstanding capital stock.

This proposal is based on the capitalization and financial performance of Onvia.com reflected in its quarterly report for the period ended September 30, 2002. DGR Enterprises' legal advisor is Chadbourne & Parke LLP, a New York based international law firm.

Seattle, Washington based Onvia.com helps businesses secure government contracts and government agencies find suppliers on-line.

DGR Enterprises will file a Tender Offer Statement with the Securities and Exchange Commission if a tender offer is commenced. This document will contain important information. Onvia.com shareholders are advised to read the tender offer statement, copies of which may be obtained from the Securities and Exchange Commission's website at www.sec.gov free of charge.

For more information, contact Andrew Blum at 212-408-5100.




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                                                                EXTENSION LETTER

                              DGR Enterprises, Inc.
                               50 Buttonwood Lane
                                Darien, CT 06820


November 21, 2002

Board of Directors
Onvia.com, Inc.
1260 Mercer Street
Seattle, WA 98109

Ladies and Gentlemen:

DGR Enterprises, Inc. ("DGR Enterprises" or "DGR") hereby extends until 5:00 p.m. (PST) on Friday, December 6, 2002, the time you have to respond to its proposal to purchase all of the common stock of Onvia.com, Inc. (the "Company") as set forth in the letter DGR delivered to the Board of Directors of the Company on November 14, 2002 (the "Proposal"). We reiterate that the $3.50 per share price contained in the Proposal represents DGR's best and final offer.

We applaud the Board's decision to re-retain Broadview International LLC ("Broadview"). We note, however, that Broadview was first retained during the third quarter of 2001 for the purpose of exploring all of the strategic alternatives available to the Company for maximizing shareholder value and that this first engagement lasted until July 2002. Accordingly, we believe that the Board should already be well informed of all the realistically available alternatives to maximize shareholder value and that an extended review is not necessary in order to quickly implement the best alternative.

We reiterate that we believe our all cash offer of $3.50 per share to be the best alternative available to the Company because it gives shareholders maximum value and liquidity for their shares immediately. We are not aware of any other alternatives which achieve these goals.

We are prepared to continue our discussions with respect to the offer immediately. If the Company determines to promptly accept our Proposal, the transaction could be closed within 60 days.

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Very truly yours,

DGR Enterprises, Inc.

By: /s/ Glenn S. Ballman
    -----------------------
    Glenn S. Ballman
    Director